UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-44505
__________________
Brady Matched 401(k) Plan
(Exact name of registrant as specified in its charter)

Brady Corporation
6555 West Good Hope Road
Milwaukee, Wisconsin
(414) 358-6600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests in the
Brady Matched 401(k) Plan
f/k/a BradyGold Plan
(Title of each class of securities covered by this Form)

Brady Corporation Class A Nonvoting Common Stock, par value $.01 per share1
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None2

_______________________________

1 Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, has been terminated with respect to the Brady Matched 401(k) Plan (the “Plan”), the duty to file reports under Section 13(a) or 15(d) remains with respect to Brady Corporation Class A Nonvoting Common Stock, par value $.01 per share (“Common Stock”).
2 The Plan no longer offers Common Stock as an investment option. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d), including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brady Matched 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BRADY MATCHED 401(k) PLAN

DATE: June 11, 2018	By: /s/ AARON J. PEARCE
Aaron J. Pearce
Chief Financial Officer and Treasurer